UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2024 (Report No. 2)

Commission File Number: 0-29452

RADCOM LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒       Form:40-F ☐

THE CONTENT OF THIS FORM 6-K OF THE REGISTRANT IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-190207, 333-195465, 333-203087, 333-211628, 333-215591, 333-260997, 333-270983 AND 333-276692), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

Resignation of Director

On June 24, 2024, Mr. Matty Karp resigned from the board of directors of RADCOM Ltd. (the “Board”) for personal reasons and not as a result of any disagreement.

Appointment of Director

On June 24, 2024, following the resignation of Mr. Karp, the Board appointed Mr. Sami Totah as a member of the Board, effective immediately.

Mr. Totah has been determined by the Board to be an independent director in accordance with the listing rules of the Nasdaq Stock Market.

Biographical information concerning Mr. Totah appears below:

Mr. Sami Totah has been a General Partner at Viola Growth, a private equity firm investing in the hi-tech arena, from 2008 until 2023. He has extensive knowledge and execution experience in overseeing very large information technology projects and has built an extensive global network with customers, partners, investors and executives. Mr. Totah served on the board of directors of various companies including Itamar Medical Ltd. (Nasdaq and TASE: ITMR) between 2017 and 2021, and Magic Software Enterprises Ltd. (Nasdaq and TASE: MGIC), from 2023 until present, as well as private software companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADCOM LTD.

Date: June 24, 2024	By:	/s/ Hadar Rahav
	Name:	Hadar Rahav
	Title:	Chief Financial Officer

2